FORM 4              U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Jerry Kenline
     5535 Waterford Circle
     Shorewood, MN 55331

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.       (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     June, 2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [ ] Director
     [ ] Officer (give title)
     [X] 10% Owner
     [ ] Other (specify)


























TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security                    Common    Common    Common
                                        Stock     Stock     Stock
2. Transaction Date
   (Month/Day/Year)                     6/11/01   6/20/01   6/28/01

3. Transaction Code                     P         P         P

4. Securities Acquired (A)
   or  Disposed of (D)

          Amount                        500       500       500
          (A) or (D)                    A         A         A
          Price                         $1.25     $1.49     $1.65





5. Amount of Securities
   Beneficially Owned at
   End of Month                         100,000   66,500

6. Ownership Form: Direct
   (D) or Indirect (I)                  D         I

7. Nature of Indirect
   Beneficial Ownership                           Spouse



TABLE II- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security                             Debenture
                                                            (Right to Convert)
2. Conversion or Exercise Price of
   Derivative Security                                      $2.00

3. Transaction Date (Month/Date/Year)

4. Transaction Code                                         J*

5. Number of Derivative Securities                          75,000 A
   Acquired (A) or Disposed of (D)

6. Date Exercisable                                         Immediately
   Expiration Date (Month/Date/Year)                        7/1/06

7. Title of Underlying Securities                           Common Stock
   Amount of Underlying Securities                          75,000

8. Price of Derivative Security                             $2.00

9. Number of Derivative Securities
   Beneficially Owned at End of Month                       75,000

10.Ownership Form of Derivative Security:
   Direct (D) or Indirect (I)                               D

11.Nature of Indirect Beneficial Ownership



EXPLANATION OF RESPONSES:


*Convertible subordinated debentures


Signature of Reporting Person:

/s/ Jerry Kenline    7/9/01